Western Copper and Gold Corporation

(An exploration stage company)

Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

(Expressed in Canadian dollars)

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Western Copper and Gold Corporation (the "Company") have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management has developed and maintains a system of internal control to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  Further information on the Company's internal control over financial reporting and its disclosure controls is available in management's report on internal control, which follows.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board's review is accomplished primarily through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

The Company's independent auditors, PricewaterhouseCoopers LLP, have audited the Company's consolidated financial statements on behalf of the shareholders and their report follows.

/s/ Sandeep Singh	/s/ Michael Psihogios
Sandeep Singh President & Chief Executive Officer	Michael Psihogios Chief Financial Officer

March 19, 2025

Vancouver, Canada

Management's Report on Internal Control over Financial Reporting

Management of Western Copper and Gold Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting.  The Securities and Exchange Act of 1934, in Rule 13a-15(f) and 15d-15(f) thereunder, defines this as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and directors of Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that may have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements on a timely basis.  Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2024, based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control - Integrated Framework (2013).  Management also assessed the effectiveness of its disclosure controls and procedures.

Based on these assessments, management concludes that the Company's internal control over financial reporting and its disclosure controls and procedures were effective as of December 31, 2024.

/s/ Sandeep Singh	/s/ Michael Psihogios
Sandeep Singh President & Chief Executive Officer	Michael Psihogios Chief Financial Officer

March 19, 2025

Vancouver, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Western Copper and Gold Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Western Copper and Gold Corporation and its subsidiaries (the Company) as of December 31, 2024 and 2023, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders’ equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

- 4 -

PricewaterhouseCoopers LLP
PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada  V6C 3S7
T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada
March 19, 2025

We have served as the Company’s auditor since 2006.

Western Copper and Gold Corporation Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		December 31, 2024	December 31, 2023
	Note	$	$
ASSETS

Cash and cash equivalents	5	14,202,317	25,971,261
Short-term investments	6	53,770,674	5,064,904
Marketable securities	7	1,079,200	1,030,880
Other assets		954,853	1,282,915
CURRENT ASSETS		70,007,044	33,349,960

Property, plant and equipment		37,868	159,604
Right-of-use assets		57,654	172,611
Exploration and evaluation assets	8	122,690,820	110,236,198

ASSETS		192,793,386	143,918,373

LIABILITIES

Accounts payable and accrued liabilities		3,122,495	4,276,310
Current portion of lease obligation		33,408	185,515
CURRENT LIABILITIES		3,155,903	4,461,825

Lease obligations		27,231	12,298

LIABILITIES		3,183,134	4,474,123

SHAREHOLDERS' EQUITY

Share capital	9	272,544,984	216,289,331
Contributed surplus		38,916,835	38,084,656
Deficit		(121,851,567)	(114,929,737)

SHAREHOLDERS' EQUITY		189,610,252	139,444,250

LIABILITIES AND SHAREHOLDERS' EQUITY		192,793,386	143,918,373

Subsequent event	19

Approved by the Board of Directors

/s/ Robert Chausse Director	/s/ Klaus Zeitler Director

The accompanying notes are an integral part of these consolidated financial statements

Western Copper and Gold Corporation Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31,		2024	2023
	Note	$	$

Depreciation		157,059	206,900
Filing and regulatory fees		346,346	291,313
Office and administration		647,490	609,616
Professional fees		883,212	273,709
Share-based payments	11a	2,453,140	1,083,428
Shareholder communication and travel		731,939	779,452
Wages and benefits		4,423,604	1,890,820

CORPORATE EXPENSES		9,642,790	5,135,238

Foreign exchange loss		3,868	811
Interest income		(2,676,508)	(1,176,950)
Gain on marketable securities	7	(48,320)	(620,800)

LOSS AND COMPREHENSIVE LOSS		6,921,830	3,338,299

Basic and diluted loss per share		0.04	0.02

Weighted average number of common shares outstanding		187,910,004	159,763,750

The accompanying notes are an integral part of these consolidated financial statements

Western Copper and Gold Corporation Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,		2024	2023
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(6,921,830)	(3,338,299)

ITEMS NOT AFFECTING CASH
Depreciation		157,659	206,900
Finance costs		8,298	25,504
Gain on marketable securities		(48,320)	(620,800)
Share-based payments		2,453,140	1,083,428
		2,570,777	695,032

Change in non-cash working capital items	15	(378,305)	107,770

OPERATING ACTIVITIES		(4,729,358)	(2,535,497)

FINANCING ACTIVITIES

Financings		54,282,153	29,591,624
Share issuance costs		(3,273,803)	(305,253)
Exercise of stock options	11a	3,465,000	2,025,000
Lease payments		(188,174)	(245,672)

FINANCING ACTIVITIES		54,285,176	31,065,699

INVESTING ACTIVITIES
Redemption (purchase) of short-term investments		(47,500,000)	16,000,000
Mineral property expenditures		(13,824,762)	(19,900,208)

INVESTING ACTIVITIES		(61,324,762)	(3,900,208)

CHANGE IN CASH AND CASH EQUIVALENTS		(11,768,944)	24,629,994

Cash and cash equivalents - Beginning		25,971,261	1,341,267

CASH AND CASH EQUIVALENTS - ENDING		14,202,317	25,971,261

The accompanying notes are an integral part of these consolidated financial statements

Western Copper and Gold Corporation Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$
DECEMBER 31, 2022	151,597,489	183,542,846	37,790,810	(111,591,438)	109,742,218

Private placement	12,438,407	29,591,624	-	-	29,591,624
Private placement issuance costs	-	(305,253)	-	-	(305,253)
Exercise of stock options	1,725,000	2,765,240	(740,240)	-	2,025,000
Exercise of restricted share units	330,349	694,874	(694,874)	-	-
Share-based payments	-	-	1,728,960	-	1,728,960
Loss and comprehensive loss	-	-	-	(3,338,299)	(3,338,299)

DECEMBER 31, 2023	166,091,245	216,289,331	38,084,656	(114,929,737)	139,444,250

Private placement	5,071,640	8,282,154	-	-	8,282,154
Private placement issuance costs	-	(210,163)	-	-	(210,163)
Equity offering	24,210,526	45,999,999	-	-	45,999,999
Equity offering costs	-	(3,063,640)	-	-	(3,063,640)
Exercise of stock options	2,750,000	4,685,480	(1,220,480)	-	3,465,000
Exercise of restricted share units	267,907	561,823	(561,823)	-	-
Share-based payments	-	-	2,614,482	-	2,614,482
Loss and comprehensive loss	-	-	-	(6,921,830)	(6,921,830)

DECEMBER 31, 2024	198,391,318	272,544,984	38,916,835	(121,851,567)	189,610,252

The accompanying notes are an integral part of these consolidated financial statements

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is an exploration stage company that is directly engaged in exploration and development of the Casino mineral property located in Yukon, Canada (the "Casino Project").

The Company is incorporated in British Columbia, Canada. Its head office is located at 907-1030 West Georgia Street, Vancouver, British Columbia.

While Western has been successful in raising sufficient capital to fund its operations, if the Company successfully progresses through permitting to the development and construction stage for the Casino Project, the Company will need to raise additional funds to complete the development and construction of the Casino Project. There can be no assurance that it will be able to raise such project financing in the future.

2. BASIS OF PRESENTATION

a. Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS accounting standards").

These financial statements were approved for issue by the Company's board of directors on March [19], 2024.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS accounting standards requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the period.  Actual results could differ from those estimates. Differences may be material.

Judgment is required in assessing whether certain factors would be considered an indicator of impairment for the exploration and evaluation assets. We consider both internal and external information to determine whether there is an indicator of impairment present and accordingly, whether impairment testing is required. Where an impairment test is required, calculating the estimated recoverable amount of the cash generating unit for non-current asset impairment tests requires management to make estimates and assumptions with respect to estimated recoverable reserves or resources, estimated future commodity prices, expected future operating and capital costs, and discount rates. Changes in any of the assumptions or estimates used in determining the recoverable amount could impact the impairment analysis. Management did not identify any impairment indicators during the year ended December 31, 2024 and 2023.

Judgment is required in assessing whether a mineral property is in the exploration and evaluation phase and should be classified as an exploration and evaluation asset or if the exploration and evaluation phase has been completed and the mineral property should be reclassified as property and equipment. We determined that although a feasibility study for the Casino Project has been completed, the Company has not yet received the necessary licenses and permits required to consider the exploration and evaluation stage to have been completed.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

3. ACCOUNTING POLICY

Summary of material accounting policies

The Company's material accounting policies are outlined below:

(i) Basis of consolidation

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases.  All significant intercompany transactions and balances are eliminated.

The consolidated financial statements of the Company include Western Copper and Gold Corp., Casino Mining Corp., and Ravenwolf Resource Group Ltd.

(ii) Presentation currency

The Company's presentation currency is the Canadian dollar ("$").  The functional currency of Western and its significant subsidiaries is the Canadian dollar.

(iii) Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency ("foreign currencies") are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, foreign currency denominated monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

(iv) Share-based payments

The Company grants stock options, restricted share units ("RSUs") and deferred share units ("DSUs") to buy common shares of the Company to directors, officers, employees and consultants.  The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2 - Share-based Payments.  The fair value of stock options is calculated using the Black-Scholes option pricing model and the fair value of RSUs and DSUs are determined based on the closing price of the shares on the day of grant.  These costs are charged to the statement of loss or, if appropriate, are capitalized to exploration and evaluation assets over the stock option vesting period with an offsetting entry to contributed surplus. The Company's allocation of share-based payments is consistent with its treatment of other types of compensation for each recipient.

If the stock options are exercised, the value attributable to the stock options is transferred to share capital.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

(v) Income taxes

Income tax expense consists of current and deferred tax expense.  Income tax expense is recognized in the statement of loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to the previous year.

Deferred taxes are recorded using the liability method.  Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (i.e. timing differences).  Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of loss in the period that the substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

(vi) Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period.  Diluted loss per share is computed in the same way as basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive.

(vii) Long-lived assets

1. Exploration and evaluation assets

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired.  Administration costs and general exploration costs are expensed as incurred.  When a property is placed into commercial production, deferred costs will be depleted using the units-of-production method.

The Company classifies its mineral properties as exploration and evaluation assets until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation assets are transferred to property and equipment.  The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as the extent of established mineral reserves, the results of feasibility and technical evaluations, and the status of mining leases or permits.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

Proceeds received from the sale of royalties, tax credits, or government assistance programs are recognized as a reduction in the carrying value of the related asset when the proceeds are more likely than not to be received.  If proceeds received is in excess of the carrying value of the related asset after impairment the amount received is recorded as a credit in the statement of loss in the period in which the payment is more likely than not to be received.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee our title. Property title may be subject to unregistered prior agreements or transfers, and may be affected by undetected defects.

2. Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance expense. The finance expense is charged to the statements of operations over the lease period. The right-of-use asset is depreciated over the shorter of the asset's useful life or the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value of lease payments.  The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate.

3. Impairment

The Company's exploration and evaluation assets are reviewed for indication of impairment at each balance sheet date in accordance with IFRS 6 - Exploration for and evaluation of mineral resources.  If any such indication exists, an estimate of the recoverable amount is undertaken.  Recoverable amount is the higher of an asset's fair value less costs of disposal and value in use ("VIU"). If the asset's carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

4. Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(viii) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(ix) Financial instruments

1. Classification and measurement

Financial instruments are recognized when the Company becomes party to a contractual obligation. At initial recognition, the Company classifies its financial instruments as one the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI"), or at amortized cost according to the financial instruments' contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company's intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company determines the classification of financial assets at initial recognition.  Marketable securities are instruments held for trading and are classified as fair value through profit and loss ("FVTPL").  Financial assets are measured at FVTOCI if they are held for the collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in OCI. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to the statement of loss.

Financial assets are measured at FVTPL if they do not qualify as financial assets at amortized cost or FVTOCI. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in the statement of loss.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

Financial liabilities are measured at amortised cost unless they are required to be measured at FVTPL.

The Company classifies its financial instruments as follows:

Financial assets/liabilities	Classification
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Marketable securities	FVTPL
Other assets	Amortized cost
Accounts payable and accrued liabilities	Amortized cost

2. Impairment of financial assets

At each reporting date, the Company assesses the expected credit loss associated with its financial assets carried at amortized cost and FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  Allowances are recognized as impairment gains or losses on the statement of loss.

3. Derecognition

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. Financial liabilities are derecognized when, and only when, the Company's obligations are discharged, cancelled or they expire.

(x) Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.  Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

4. ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted.  Management is currently assessing the effect of these amendments on our financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

As of December 31, 2024, there are no other IFRS or IFRIC interpretations with future effective dates that are expected to have a material impact on the Company.

5. CASH AND CASH EQUIVALENTS

A breakdown of the Company's cash and cash equivalents is as follows:

As of December 31,	2024	2023
	$	$
Cash	6,740,232	3,750,507
Cash equivalents	7,462,085	22,220,754

TOTAL	14,202,317	25,971,261

Cash equivalents is comprised of cashable guaranteed investment certificates ("GICs") with a weighted average interest rate of 3.54% and term of 60 days (December 31, 2023 - 4.94% and 60 days).

6. SHORT-TERM INVESTMENTS

As at December 31, 2024 the Company had $52,500,000 (December 31, 2023 - $5,000,000) invested in Canadian dollar denominated GICs plus total accrued interest of $1,270,674 (December 31, 2023 - $64,904). The GICs had a weighted average interest rate of 4.83% and term of 347 days (December 31, 2023 - 5.15% and 365 days). The GICs are issued by Schedule 1 chartered banks in Canada.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

7. MARKETABLE SECURITIES

As at December 31, 2024, the Company held marketable securities with an aggregate fair value of $1,079,200 (December 31, 2023 - $1,030,880), consisting of 2.5 million common shares of Northisle Copper and Gold Inc. with a fair value of $1,075,000 (December 31, 2023 - $1,025,000) and 168,000 common shares of Granite Creek Copper Ltd. with a fair value of $4,200 (December 31, 2023 - $5,880).  The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

8. EXPLORATION AND EVALUATION ASSETS

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

b. Exploration and evaluation expenditures

Total
$
DECEMBER 31, 2022	89,161,878

Claims and maintenance	25,010
Engineering	390,903
Exploration and camp support	7,252,245
Permitting	11,033,794
Salary and wages	1,726,836
Share-based payments	645,532

DECEMBER 31, 2023	110,236,198

Claims and maintenance	23,376
Engineering	868,331
Exploration and camp support	437,632
Permitting	9,674,264
Salary and wages	1,289,677
Share-based payments	161,342

DECEMBER 31, 2024	122,690,820

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

9. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On May 6, 2024, the Company completed a private placement with Rio Tinto Canada ("Rio Tinto") pursuant to Rio Tinto's subscription rights as a result of the bought deal public offering (the "Offering") completed on April 30, 2024 (see below).  Rio Tinto acquired 2,609,890 common shares of the Company at a price of $1.90 per common share for gross proceeds of $4,958,791.

On April 30, 2024, the Company completed the Offering and sold 24,210,526 common shares at a price of $1.90 per common share for gross proceeds of $45,999,999. The Company incurred $3,063,640 costs associated with the Offering.

On March 25, 2024, the Company completed a private placement with Rio Tinto pursuant to Rio Tinto's subscription rights as a result of the private placement completed on March 1, 2024 (see below).  Rio Tinto acquired 239,528 common shares of the Company at a price of $1.35 per common share for gross proceeds of $323,363.

On March 1, 2024, the Company completed a private placement with Sandeep Singh, the Company's Chief Executive Officer.  Mr. Singh purchased 2,222,222 common shares of the Company at a price of $1.35 per common share for gross proceeds of approximately $3,000,000. The Company incurred $210,162 in costs associated with the private placements.

On December 12, 2023, Rio Tinto subscribed for 3,468,208 common shares of the Company at a price of $1.73 per common share for gross proceeds of $6,000,000. The Company incurred $58,121 in costs associated with the private placement.

On May 1, 2023, in connection with a strategic investment by Mitsubishi Materials Corporation ("Mitsubishi Materials"), Rio Tinto subscribed for 878,809 common shares of the Company at a price of $2.63 per common share for gross proceeds of $2,311,268.

On April 14, 2023, as part of a strategic investment, Mitsubishi Materials purchased 8,091,390 common shares of the Company at a price of $2.63 per common share for gross proceeds of $21,280,356. The Company incurred $247,132 in costs associated with both private placements.

10. WARRANTS

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$

DECEMBER 31, 2023 and 2024	1,500,000	0.85

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

Warrants outstanding are as follows:

Warrant outstanding, by exercise price	Number of warrants	Weighted average exercise price	Average remaining contractual life
		$	years
$0.85	1,500,000	0.85	0.16

DECEMBER 31, 2024	1,500,000	0.85	0.16

Warrants held by a Director of the company as at December 31, 2024 and subsequent to December 31, 2024, the outstanding warrants were exercised for gross proceeds of $1,275,000 (Note 19).

11. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans"). Pursuant to the Company's annual general meeting held on June 17, 2021, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of number of common shares issued and outstanding.  Stock Options and Share-based payments.

a. Stock Options and Share-based payments

Stock Options

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant.  Stock options vest over a two year period from the date of grant unless otherwise determined by the directors.  The maximum stock option term is 10 years.  At December 31, 2024, the Company could issue an additional 1,839,791 stock options under the terms of the stock option plan.

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2022	8,124,334	1.48

Granted	315,000	2.12
Exercised	(1,725,000)	1.17

DECEMBER 31, 2023	6,714,334	1.59

Granted	4,837,000	1.70
Exercised	(2,750,000)	1.26
Expired/Cancelled	(94,000)	2.09

DECEMBER 31, 2024	8,707,334	1.75

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

During the year ended December 31, 2024, the Company recognized an expense in respect of stock options of $1,360,587 in the statement of loss and comprehensive loss (year ended December 31, 2023 - $348,456).  During the year ended December 31, 2024, $57,154 was capitalized (year ended December 31, 2023 - $391,057) in the exploration and evaluation assets in relation to stock options.

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$1.11 - $1.41	1,400,000	1.32	3.2
$1.42 - $1.66	4,158,334	1.61	2.7
$1.67 - $2.10	1,699,000	2.06	2.5
$2.11 - $2.22	1,450,000	2.19	3.8

DECEMBER 31, 2024	8,707,334	1.75	2.9

The average share price for options exercised during the year ended December 31, 2024, was $1.71 (year ended December 31, 2023 - $2.31).  Of the total stock options outstanding, 4,824,331 were vested and exercisable at December 31, 2024.  The weighted average exercise price of vested stock options is $1.71 and the average remaining contractual life is 1.83 years.

Share-based payments

During the year ended December 31, 2024, the Company granted 4,837,000 (Year ended December 31, 2023 - 315,000) stock options to employees, directors and consultants. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions and resulting fair values are as follows:

Inputs and assumptions	Year ended December 31, 2024	Year ended December 31, 2023

Exercise price	$1.70	$2.12
Market price	$1.49	$2.10
Expected option term (years)	3.0	3.0
Expected stock price volatility	47.2%	50.6%
Average risk-free interest rate	3.87%	4.22%
Expected forfeiture rate	-	-
Expected dividend yield	-	-

FAIR VALUE PER OPTION GRANTED	$0.47	$0.79

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

b. Restricted Share Units

The Company granted restricted share units ("RSUs") in accordance with the RSU plan approved at the June 17, 2021 shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date.  These RSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at December 31, 2024, the Company could issue an additional 5,039,820 RSUs under the RSU Plan. A summary of the Company's RSUs outstanding and the changes for the periods then ended, is presented below:

Number of shares issued or issuable on vesting

DECEMBER 31, 2022	519,125

RSUs Granted	553,200
RSUs Converted to common shares	(330,349)
RSUs Forfeited	(110,400)

DECEMBER 31, 2023	631,576

RSUs Granted	444,541
RSUs Converted to common shares	(267,907)
RSUs Forfeited	(152,467)

DECEMBER 31, 2024	655,743

In relation to RSUs, the Company recognized an expense of $751,312 for the year ended December 31, 2024, (year ended December 31, 2023 - $383,852) in the statements of loss and comprehensive loss.  During the year ended December 31, 2024, $104,188 was capitalized, (year ended December 31, 2023 - $254,475) in the exploration and evaluation assets.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

c. Deferred Share Units

Only directors of the Company are eligible for deferred share units ("DSUs") and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company.  DSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at December 31, 2024, the Company could issue an additional 2,938,144 DSUs under the DSU Plan.

Number of shares issuable

DECEMBER 31, 2022	305,400

DSUs Granted	167,200

DECEMBER 31, 2023	472,600

DSUs Granted	185,700

DECEMBER 31, 2024	658,300

In relation to DSUs, the Company recognized an expense of $341,241 during the year ended December 31, 2024, (year ended December 31, 2023 - $351,120) in the statements of loss and comprehensive loss.

12. KEY MANAGEMENT COMPENSATION

The Company's key management includes its directors and officers.  The remuneration of key management was as follows:

For the year ended December 31,	2024	2023
	$	$
Salaries and director fees	4,134,306	1,712,067
Share-based payments	2,310,875	1,417,844

KEY MANAGEMENT COMPENSATION	6,445,181	3,129,911

Share-based payments represent the fair value on grant date of stock options, RSUs and DSUs previously granted to directors and officers during the periods presented above. Salaries and share-based payments for certain officers are capitalized in exploration and evaluation assets and the balance is recognized in the statement of loss and comprehensive loss.

During the year ended December 31, 2024, the Company accrued one-time executive settlement costs owing to certain officers of $921,074, respectively (2023 - $nil).

All related party transactions are disclosed in the above Key Management Compensation section. There were no additional related party transactions.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

13. SURETY BONDING

The Company holds a surety bonding arrangement with a third-party (the "Surety") in order to satisfy bonding requirements in the Yukon Territory. The total value of the Surety is $786,777 of which $nil is collateralized on the balance sheet as at December 31, 2024 (December 31, 2023 - $nil). During the year ended December 31, 2024, the Company paid $nil (December 31, 2023 - $15,736) in fees associated with the Surety which was capitalized to exploration and evaluation assets.

14. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

15. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash working capital items

For the year ended December 31,	2024	2023
	$	$
Change in other assets	(33,351)	(10,342)
Change in accrued interest	(1,205,770)	303,551
Change in accounts payable and accrued liabilities related to operations	860,816	(185,439)

CHANGE IN NON-CASH WORKING CAPITAL ITEMS	(378,305)	107,770

16. INCOME TAXES

a. Rate reconciliation

The income tax expense or recovery reported by the Company differs from the amounts obtained by applying statutory rates to the loss and comprehensive loss.  A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

For the year ended December 31,	2024	2023

Statutory tax rate	27.00%	27.00%

Loss before taxes	6,921,830	3,338,299

Income tax recovery calculated at statutory rate	1,869,000	901,000

Non-deductible expenditures	(658,000)	(297,000)
Amounts expensed for tax purposes only	884,000	226,000
Unrecognized tax benefit	(5,267,000)	(830,000)
Adjustment of prior year tax estimates and other	3,172,000	-

INCOME TAX	-	-

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

b.  Deferred income tax asset and liabilities

The approximate tax effect of each item that gives rise to the Company's unrecognized deferred tax assets and liabilities are as follows:

As at December 31,	2024	2023
	$	$
Deferred income tax assets:
Property, plant and equipment	243,000	-
Share issuance costs	-	342,000
Investment tax credits	340,000	-
Non-capital losses	5,557,000	5,599,000
Other items	-	413,000

DEFERRED TAX ASSET	6,140,000	6,354,000

Deferred income tax liabilities:
Exploration and evaluation assets	(6,047,000)	(6,267,000)
Marketable securities	(93,000)	(87,000)

DEFERRED TAX LIABILITY	(6,140,000)	(6,354,000)

NET DEFERRED INCOME TAX LIABILITY	-	-

c. Deductible temporary differences

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

As at December 31,	2024	Expiry dates	2023
	$		$

Non-capital losses	20,627,000	2030 - 2044	9,608,000
Property, plant and equipment	659,000	No expiry	-
Share issuance costs	3,114,000	2045 - 2048	-
Investment tax credits	3,041,000	2025 - 2030	-

TOTAL	27,441,000		9,608,000

d. Non-capital losses

The Company has incurred non-capital losses that may be carried forward and used to reduce taxable income of future years. These losses totaled $41.2 million as at December 31, 2024 (2023 - $33.8 million) and will expire between 2030 and 2044.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

17. CAPITAL MANAGEMENT

The Company considers capital to be equity composed of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period.  Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital restrictions.

18. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due.  The Company does not maintain a line of credit.

b. Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  Cash and cash equivalents and short-term investments are held with high quality financial institutions.  Substantially all cash and cash equivalents and short-term investments held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions.  The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2024 and 2023
(Expressed in Canadian dollars)

c. Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.  A 10% fluctuation in value of its publicly traded marketable securities rate would have a minimal impact on the Company's loss and comprehensive loss.

As at December 31, 2024, the carrying amounts of cash and cash equivalents, short-term investments, marketable securities and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

d. Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's financial assets and liabilities are not exposed to interest rate risk due to their short-term nature and maturity. Cash and equivalents and short-term investments are subject to fixed interest rates. The Company is not subject to interest rate risk.

19. SUBSEQUENT EVENT

On February 25, 2025, 1,500,000 warrants were exercised at an exercise price of $0.85 for gross proceeds of $1,275,000.